Exhibit (a)(2)(Q)

Letter to Shareholders Dear Shareholders: As you know, Goldcorp is in the process of acquiring Wheaton River Minerals Ltd. (WRM), which will make Goldcorp the lowest cost million ounce gold producer in the world! As part of this process, each shareholder has the opportunity to make their opinions known at a shareholders meeting to be held in Toronto on February 10, 2005. To ensure your vote will count, please ensure that your proxy is received by February 8, 2005. The decision to acquire WRM was not taken lightly by myself or the board and was made after reviewing all possible value creating alternatives. WRM is by far the most attractive partner for Goldcorp with quality assets, growing production and low operating costs. Its strong earnings, robust cash flow and cash rich, debt free balance sheet is a perfect compliment to Goldcorp. Their careful attention to shareholders’ equity and accretive acquisitions reflects the same philosophy that has guided Goldcorp so successfully for the past 18 years. As the third largest shareholder of Goldcorp, with a personal investment in Goldcorp of $100 million, I share with you the desire to maximize the return on our investment. I share with you the desire to maximize the return on my $100 million investment. I am so convinced that the WRM transaction will provide excellent financial returns that I intend to maintain my full investment in the “new Goldcorp” throughout this current gold price cycle that I expect will last at least 5 years. It is my intention to remain on the Board of Directors as a non- Executive Chairman and I have complete confidence in the WRM management team, lead by Ian Telfer, who will become President and CEO of the “new Goldcorp”. Conversely, I am telling all my shareholders that in the event that Glamis is for some bizarre reason successful in acquiring Goldcorp, I intend to sell all my Goldcorp stock immediately rather than suffer dramatic dilution and watch Glamis destroy our earnings and share price.
I have enjoyed building Goldcorp over the past 18 years and getting to meet so many of you at gold shows and annual meetings. I urge you to vote yes for the WRM acquisition on February 10, 2005 and look forward to see Goldcorp continuing to grow to greater heights in the years ahead. Yours truly,
Rob McEwen Gold is Money!